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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTWAVE TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value, with an Exercise Price of More than $10.00 per Share	None
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Richard T. Brock
President and Chief Executive Officer
Firstwave Technologies, Inc.
2859 Paces Ferry Road, Suite 1000
Atlanta, Georgia 30339
Telephone: (770) 431-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

W. Benjamin Barkley, Esq.
Kilpatrick Stockton, LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
Telephone: (404) 815-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,176,481.14	$108.24

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 113,604 shares of Common Stock of Firstwave Technologies, Inc. having an aggregate value of $1,176,481.14 as of February 15, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per $1 million of the transaction value.

/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing party: Not applicable.
	Form or Registration No.: Not applicable.	Date filed: Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	Third-party tender offer subject to Rule 14d-1.
/x/	Issuer tender offer subject to Rule 13e-4
/ /	Going-private transaction subject to Rule 13e-3.
/ /	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options with an Exercise Price of More than $10.00 Per Share for New Options dated February 19, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  The name of the issuer is Firstwave Technologies, Inc., a Georgia corporation ("Firstwave" or the "Company"). The address of its principal executive office is 2859 Paces Ferry Road, Suite 1000, Atlanta, Georgia 30339. The telephone number at that address is (770) 431-1200.

  (b)
  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company's 1993 Stock Option Plan (the "Plan") with an exercise price of more than $10.00 per share to purchase approximately 113,604 shares of the Company's Common Stock, no par value ("Option Shares"), for new options that will be granted under the Plan upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange.

  (c)
  The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  The information set forth in the Offer to Exchange under "Summary Term Sheet" and "The Offer" is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

        Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 17 ("Fees and expenses") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Not applicable.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  The following information is incorporated herein be reference:

  1.
  the Audited Financial Statements of Firstwave as shown on pages 19 through 36 of Firstwave's annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 17, 2001;

  2.
  the information set forth in Item 7—"Management's Discussion and Analysis of Financial Condition and the Results of Operations" as shown on pages 13 through 18 of Firstwave's annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on April 17, 2001;

  3.
  the Unaudited Financial Statements of Firstwave as shown on pages 3 through 9 of Firstwave's quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

  4.
  the information set forth in Item 2—"Management's Discussion and Analysis of Financial Condition and the Results of Operations" as shown on pages 10 through 12 of Firstwave's quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

  5.
  the Unaudited Financial Statements of Firstwave as shown on pages 2 through 10 of Firstwave's quarterly report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 13, 2001;

  6.
  the information set forth in Item 2—"Management's Discussion and Analysis of Financial Condition and the Results of Operations" as shown on pages 11 through 14 of Firstwave's quarterly report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 13, 2001;

  7.
  the Unaudited Financial Statements of Firstwave set forth in Item 1—"Financial Statements" in Firstwave's quarterly report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 13, 2001; and

  8.
  the information set forth in Item 2—"Management's Discussion and Analysis of Financial Condition and the Results of Operations" in Firstwave's quarterly report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 13, 2001.

  (b)
  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)	Offer to Exchange Outstanding Options with an Exercise Price of More than $10.00 Per Share for New Options, dated February 19, 2002.
(a)(2)	Election Form.
(a)(3)	Memorandum from Chief Financial Officer to Employees, dated February 19, 2002.
(a)(4)	Notice to Change Election from Accept to Reject.
(a)(5)	Press Release dated February 19, 2002 announcing stock option exchange program.
(d)(1)
Firstwave Technologies, Inc. Amended and Restated 1993 Stock Option Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 4(a) of Firstwave's Registration Statement on Form S-8 (Commission file number 333-55939)).
(d)(2)
First Amendment to Firstwave Technologies, Inc. 1993 Stock Option Plan (incorporated herein by reference to Exhibit 4(c) of Firstwave's Registration Statement on Form S-8 (Commission file number 333-55939)).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTWAVE TECHNOLOGIES, INC.
By:	/s/ JUDITH A. VITALE Judith A. Vitale Chief Financial Officer

Date: February 19, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange Outstanding Options with an Exercise Price of More than $10.00 Per Share for New Options, dated February 19, 2002.
(a)(2)	Election Form.
(a)(3)	Memorandum from Chief Financial Officer to Employees, dated February 19, 2002.
(a)(4)	Notice to Change Election from Accept to Reject.
(a)(5)	Press Release dated February 19, 2002 announcing stock option exchange program.
(d)(1)
Firstwave Technologies, Inc. Amended and Restated 1993 Stock Option Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 4(a) of Firstwave's Registration Statement on Form S-8 (Commission file number 333-55939)).
(d)(2)
First Amendment to Firstwave Technologies, Inc. 1993 Stock Option Plan (incorporated herein by reference to Exhibit 4(c) of Firstwave's Registration Statement on Form S-8 (Commission file number 333-55939)).

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS